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                         [NATIONAL-OILWELL LETTERHEAD]


November 25, 1997

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Attention:  Steven C. Duvall, Assistant Director

Re: National-Oilwell, Inc. -- Registration Statement on Form S-3 (File No. 333-40255)


Dear Mr. Duvall:

In accordance with Rule 477 promulgated pursuant to the Securities Act of 1933, as amended, National-Oilwell, Inc. ("National-Oilwell") respectfully files this application to withdraw the above-referenced Registration Statement (the "Registration Statement") on Form S-3 as filed with the Securities and Exchange Commission (the "Commission") on November 14, 1997. The selling stockholders have requested, and National-Oilwell has agreed, to withdraw the Registration Statement due to market conditions.

National-Oilwell requests that the Commission grant at the staff's earliest convenience an order dated as of the date of this request to approve this application. Please feel free to contact Neil A. Cooper of Morgan, Lewis & Bockius LLP at (215) 963-5301 or me should you have any questions regarding this request.

Very truly yours,


NATIONAL-OILWELL, INC.


By: /s/ STEVEN W. KRABLIN
   -------------------------------------------
    Steven W. Krablin
    Vice President and Chief Financial Officer